Mail Stop 4561

April 7, 2010

Paul Egan
President and Chief Executive Officer
Rahaxi, Inc.
Wicklow Enterprise Centre
Wicklow Town, Ireland

> **Re: Rahaxi, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **File No. 000-28749**

Dear Mr. Egan:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                                        Sincerely,

                                                        Stephen Krikorian
                                                        Accounting Branch Chief